Exhibit 10.20

Credit Agreement

This Credit Agreement (the “Agreement”) dated as of December 28, 2011 is among JPMORGAN CHASE BANK, N.A. (together with its successors and assigns, the “Bank”), whose address is 600 Jefferson Street, Suite 300, Lafayette, LA 70501, and PLATINUM ENERGY SOLUTIONS, INC, a Nevada corporation (the “Borrower”), whose address is 2100 West Loop South, Suite 1601, Houston, Texas 77027, and PLATINUM PRESSURE PUMPING, INC., a Delaware corporation (the “Guarantor”), whose address is 2100 West Loop South, Suite 1601, Houston, Texas 77027.

1.	Credit Facility.

1.1	Scope. This agreement, unless otherwise agreed to in writing by the Bank and the Borrower or prohibited by any Legal Requirement (as hereafter defined), governs the Credit Facility as defined below. Advances under the Credit Facility shall be subject to the procedures established from time to time by the Bank. Any procedures agreed to by the Bank with respect to obtaining advances, including automatic loan sweeps, shall not vary the terms or conditions of this agreement or the other Related Documents regarding the Credit Facility.

2.	Definitions and Interpretations.

2.1	Definitions. As used in this agreement, the following terms have the following respective meanings:

A. “Advances” shall mean any loan or loans by the Bank to the Borrower hereunder.

B. “Affiliate” means any Person which, directly or indirectly Controls or is Controlled by or under common Control with, another Person, and any director or officer thereof. The Bank is under no circumstances to be deemed an Affiliate of any Borrower or any of their Subsidiaries.

C. “Applicable Margin” shall mean the percentage set forth in the column below captioned “Applicable Margin”, which percentage is based on the Leverage Ratio.

Level	Leverage Ratio	Applicable Margin Above LIBOR Rate	Applicable Margin Above CBFR Rate
I	≥2.50x	3.50%	2.50%
II	≥2.00x <2.50x	2.50%	2.00%
III	<2.00x	2.25%	1.00%

For calculation purposes, the Bank will round to the nearest 100th. Until December 31, 2011, Level II shall be applicable to all Advances. At any time that an Event of Default has occurred and is continuing, or at the option of Bank, if Borrower does not deliver the annual or monthly financial statements required by Section 4.5, Level I shall apply, including for purposes of calculating the applicable default interest rate.

D. “Authorizing Documents” means certificates of authority to transact business, certificates of good standing, borrowing resolutions, appointments, officer’s certificates, certificates of incumbency, and other documents which empower and authorize or evidence the power and authority of all Persons (other than the Bank) executing any Related Document or their representatives to execute and deliver the Related Documents and perform the Person’s obligations thereunder.

E. “Banking Services” means each and any of the following bank services provided to Borrower or any Guarantor by the Lender or any of its Affiliates: (a) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (b) stored value cards and (c) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

F. “Bank Product Obligations” means any and all obligations of the Borrower or any Guarantor in connection with (i) Banking Services, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), and (ii) Rate Management Transactions.

G. “Bank Product Reserve” means all reserves which the Bank from time to time establishes in its permitted discretion for Banking Services then provided or outstanding.

H. “Borrowing Base Amount” shall mean at any time prior to December 31, 2011 the lesser of $15,000,000.00 and the sum of eighty percent (80%) of Eligible Accounts and fifteen percent (15%) of Eligible Equipment, up to a $5,000,000.00 sublimit for Advances on Eligible Equipment. On or after December 31, 2011, “Borrowing Base Amount” shall mean at any time the lesser of $15,000,000.00 and the sum of eighty percent (80%) of Eligible Accounts and fifty percent (50%) of Eligible Inventory up to thirty-five percent (35%) of the total Borrowing Base Amount.

I. “Business Day” means a day (other than a Saturday or Sunday) on which banks generally are open in Louisiana, and New York for the conduct of substantially all of their commercial lending activities and on which dealings in United States dollars are carried on in the London interbank market.

J. “CBFR” means the rate of interest per annum publically announced from time to time by Bank as its prime rate, with each change in such rate being effective from and including the date such change is announced as effective. The CBFR is not necessarily the lowest rate charged by Bank and the CBFR shall, on any day, be more than an “adjusted” LIBOR Rate as calculated by the Bank.

K. “Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Borrower and its Subsidiaries taken as a whole to any “person” or “Group” (as such terms are defined in Section 13(d) of the Exchange Act) other than a Permitted Holder; (2) the adoption of a plan relating to the liquidation or dissolution of Borrower; (3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “Person” (as defined above) other than a Permitted Holder becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of Borrower, measured by voting power rather than number of shares; (4) the consummation of the first transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder becomes the beneficial owner, directly or indirectly, of more of the voting stock of Borrower (measured by voting power rather than number of shares) than is at the time beneficially owned (measured on the same basis) by the Permitted Holders in the aggregate; or (5) after an initial public offering of Borrower, the first day on which a majority of the members of the Board of Directors of Borrower are not continuing directors.

L. “Collateral” means all Property, now or in the future subject to any Lien in favor of the Bank, securing or intending to secure, any of the Liabilities.

M. “Control” as used with respect to any Person, means the power to direct or cause the direction of, the management and policies of that Person, directly or indirectly, whether through the ownership of Equity Interests, by contract, or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

N. “Credit Facility” means the Revolving Line, Advances under the Revolving Line, and all other extensions of credit from the Bank to the Borrower hereunder.

O. “Distributions” means all dividends and other distributions made to any Equity Owners, other than salary, bonuses, and other compensation for services rendered.

P. “EBITDA” means the sum of Borrower’s earnings before interest expense, taxes, depreciation expense and amortization expense for the three (3) consecutive months then ending on financial statements beginning January 1, 2012 through March 31, 2012, on an annualized basis, (ii) thereafter, effective as of June 30, 2012, each period of six (6) consecutive months then ending, on an annualized basis, (iii) thereafter, effective as of September 30, 2012, each period of nine (9) consecutive months then ending, on an annualized basis, and (iv) then, effective as of December 31, 2012 and continuing thereafter, each period of twelve (12) consecutive months then ending, on a rolling four quarter basis.

Q. “Eligible Accounts” shall mean accounts owned by Borrower subject to a first security interest in favor of the Bank that are acceptable and approved by the Bank from time to time as accounts eligible to be used as a basis for an Advance to Borrower under the Revolving Line. Without limiting the Bank’s discretion to deem an account unacceptable, the following shall not be an Eligible Account: (i) accounts subject to any withholding, offset, counterclaim or other defense by account debtor to the extent of such withholding, offset, counterclaim or defense; (ii) accounts where Borrower is indebted to such account debtor to the extent of such indebtedness; (iii) accounts arising from a sale-or-return, consignment or other repurchase or return bases (other than customary warranties regarding the underlying goods); (iv) accounts subject to any lien other than a lien in favor of Bank or the holders of the Senior Secured Notes; (v) accounts owing from an account debtor that is insolvent; (vi) accounts owed by an agency, department or instrumentality of the United States or any state governmental authority in the United States (unless perfected pursuant to the Assignment of Claims Act); (vii) accounts arising for debtors outside the United States; (viii) accounts not denominated in U.S. Dollars; (ix) bonded accounts, retainage, and accounts resulting from progress billings and performance contracts; (x) pre-billed accounts; (xi) accounts owing from any person that is an affiliate of the Borrower; (xii) accounts that are more than 90-days past due (based on invoice date); (xiii) the entire balance of any single account debtor whenever fifteen percent (15%) or more of the total amount outstanding on all accounts owing by such account debtor is ninety (90) days or more past invoice; and (xiv) other accounts deemed inappropriate by Bank in its reasonable judgment. Bank reserves the right, from time to time, in its reasonable judgment, to establish additional standards for Eligible Accounts.

R. “Eligible Equipment” shall mean the cost of Borrower’s equipment, provided that Bank shall have a first priority security interest on such item(s) of equipment and such cost valuation is determined by the net book value for Borrower’s equipment under GAAP or by an independent appraisal of Borrower’s equipment that is satisfactory to Bank.

S. “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

T. “Eligible Inventory” shall mean the inventory of Borrower that is located in the United States and subject to a first priority security interest in favor of Bank, but excluding all inventory determined by Bank in its reasonable judgment to be ineligible.

U. “Equity Owner” means a shareholder, partner, member, holder of a beneficial interest in a trust or other owner of any Equity Interests.

V. “Fixed Charge Coverage Ratio” means EBITDA plus rent expense minus distributions and dividends, minus internally financed capital expenditure, divided by the sum of the current portion of long-term debt and capitalized leases required to be paid in the next 12 months, plus rent expense and plus cash interest expense for the three (3) consecutive months then ending on financial statements beginning January 1, 2012 through March 31, 2012, on an annualized basis, (ii) thereafter, effective as of June 30, 2012, each period of six (6) consecutive month then ending, on an annualized basis, (iii) thereafter, effective as of September 30, 2012, each period of nine (9) consecutive months then ending, on an annualized basis and (iv) then, effective as of December 31, 2012 and continuing thereafter, each period of twelve (12) consecutive months then ending, on a rolling four quarter basis.

W. “Funded Debt” shall mean the outstanding sum of all of Borrower’s obligations owed under the Senior Secured Notes, the Revolving Line, and the aggregate amount of all capital leases, letters of credit and guaranties by the Borrower, without duplication, and shall exclude the sum of all trade payables and accruals incurred in the ordinary course of business, and the sum of all insurance premium financing by the Borrower.

X. “GAAP” means generally accepted accounting principles in effect from time to time in the United States of America, consistently applied.

Y. “Guarantee” means individually, collectively and interchangeably, each continuing or commercial guarantee by a direct or indirect domestic Subsidiary of Borrower in favor of the Bank, of the Liabilities and Credit Facility.

Z. “Guarantor” means individually, interchangeably and collectively, Platinum Pressure Pumping, Inc., a Delaware corporation, and any direct or indirect domestic Subsidiary of Borrower that may be created and/or acquired by Borrower after the date of this Agreement.

AA. “Intercreditor Agreement” means that certain Intercreditor Agreement dated of even date herewith by and between Bank and The Bank of New York Mellon Trust Company, N.A., as Trustee.

BB. “Interest Period” means for Revolving Loans with interest at the LIBOR Rate plus the Applicable Margin, each consecutive one month period, the first of which shall commence on the date of the initial Advance and ending on the day which corresponds numerically to such date one (1) month thereafter, provided, however, that if there is no such numerically corresponding day in such first succeeding month, such Interest Period shall end on the last Business Day of such first succeeding month. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day.

CC. “Legal Requirement” means any law, ordinance, decree, requirement, order, judgment, rule, regulation (or interpretation of any of the foregoing) of any foreign governmental authority, the United States of America, any state thereof, any political subdivision of any of the foregoing or any agency, department, commission, board, bureau, court or other tribunal having jurisdiction over the Bank, any Pledgor or any Obligor or any of its Subsidiaries or their respective Properties or any agreement by which any of them is bound.

DD. “Leverage Ratio” means Funded Debt divided by Borrower’s EBITDA, all as determined in accordance with GAAP.

EE. “Liabilities” means all indebtedness, liabilities and obligations of every kind and character of Borrower to the Bank hereunder, whether the obligations, indebtedness and liabilities are individual, joint and several, contingent or otherwise, now or hereafter existing, and all liabilities, interest, costs and fees, arising under or from Bank Product Obligations and Rate Management Transactions, whether payable to the Bank or to a third party and subsequently acquired by the Bank, including, without limitation, any monetary obligations (including interest) incurred or accrued during the pendency of any bankruptcy, insolvency, receivership or other similar proceedings, regardless of whether allowed or allowable in such proceeding, and all renewals, extensions, modifications, consolidations, rearrangements, restatements, replacements or substitutions of any of the foregoing.

FF. “LIBOR Rate” means with respect to any Advance that bears interest based on the LIBOR, the 30-day interest rate determined by the Bank by reference to the rate appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page thereof, or any successor to or substitute for such page, providing rate quotations comparable to those currently provided on such page, as determined by the Bank from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of the Interest Period for the offering by the Bank’s London office, of dollar deposits in an amount comparable to such LIBOR advance with a maturity equal to such Interest Period. If no LIBOR Rate is available to the Bank, the applicable LIBOR Rate for the relevant Interest Period shall instead be the rate determined by the Bank to be the rate at which the Bank offers to place deposits in U.S. dollars with first-class banks in the London interbank market at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period, in the approximate amount of the principal amount outstanding on such date and having a maturity equal to such Interest Period.

GG. “Lien” means any mortgage, deed of trust, pledge, charge, encumbrance, security interest, collateral assignment or other lien or restriction of any kind.

HH. “Loan Documents” means this Agreement, the Notes, the Security Agreement, the Guarantee, applications for letters of credit, reimbursement agreements, and any other instrument or document executed in connection with this Agreement.

II. “Material Adverse Effect” shall mean, with respect to the Borrower, an event which causes a material adverse effect on the business, assets, operations or condition (financial or otherwise) of such Person.

JJ. “Notes” means the Revolving Note and all other promissory notes, instruments and/or contracts now or hereafter evidencing the Credit Facility.

KK. “Obligor” means Borrower, Guarantor, and any other surety, co-signer, endorser, general partner or other Person who may now or in the future be obligated to pay any of the Liabilities.

LL. “Organizational Documents” means, with respect to any Person, certificates of existence or formation, documents establishing or governing the Person or evidencing or certifying that the Person is duly organized and validly existing in accordance with all applicable Legal Requirements, including all amendments, restatements, supplements or modifications to such certificates and documents as of the date of the Related Document referring to the Organizational Document and any and all future modifications thereto approved by the Bank.

MM. “Permitted Holder” means (a) any of (i) Daniel T. Layton; (ii) J. Clarke Legler, II; (iii) L. Charles Moncla, Jr.; (iv) Milburn J. Ducote; and (v) Rodney P. Dartez; and (b) any beneficial owner of the preferred stock of PES as of the issue date and (c) any related party of any one or more of the Persons listed in clause (a) above.

NN. “Person” means any individual, corporation, partnership, limited liability company, joint venture, joint stock association, association, bank, business trust, trust, unincorporated organization, any foreign governmental authority, the United States of America, any state of the United States and any political subdivision of any of the foregoing or any other form of entity.

OO. “Pledgor” means any Person providing Collateral.

PP. “Property” means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

QQ. “Rate Management Transaction” means any transaction (including an agreement with respect thereto) that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option, derivative transaction or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

RR. “Related Documents” means this agreement, the Notes, applications for letters of credit, reimbursement agreements, security agreements, mortgages, deeds of trust, pledge agreements, assignments, guaranties, and any other instrument or document executed in connection with this agreement or with any of the Liabilities.

SS. “Revolving Line” shall mean the revolving line of credit to the Borrower hereunder in the maximum aggregate principal amount of $15,000,000.00, subject at all times to the Borrowing Base Amount then in effect.

TT. “Revolving Loan” means an Advance by Bank to Borrower under the Revolving Line.

UU. “Revolving Note” means that certain promissory note dated of even date herewith in the maximum aggregate principal amount of $15,000,000.00 by Borrower payable to the order of Bank, together with any and all refinancings, extensions and/or renewals thereof.

VV. “Security Agreement” means that certain Security Agreement dated of even date herewith by Borrower and Guarantor, affecting all assets of Borrower and Guarantor, as the same may be amended and/or restated from time to time and in effect.

WW. “Senior Secured Notes” means the 14.25% Senior Secured Notes due 2015 in the outstanding principal amount of $173,102,711 as of the date hereof, and Warrants to Purchase Common Stock, issued by Borrower.

XX. “Subordinated Debt” means all debt subordinated to Bank in manner and by agreement satisfactory to the Bank.

YY. “Subsidiary” means, as to any particular Person (the “parent”), a Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of the date of determination, as well as any other Person of which fifty percent (50%) or more of the Equity Interests is at the time of determination directly or indirectly owned, Controlled or held, by the parent or by any Person or Persons Controlled by the parent, either alone or together with the parent.

ZZ. “Termination Date” shall mean the earlier to occur of (i) June 30, 2014 or (ii) the date of termination of the Revolving Line pursuant to an Event of Default hereunder.

If any applicable domestic or foreign law, treaty, rule or regulation now or later in effect (whether or not it now applies to the Bank) or the interpretation or administration thereof by a governmental authority charged with such interpretation or administration, or compliance by the Bank with any guideline, request or directive of such an authority (whether or not having the force of law), shall make it unlawful or impossible for the Bank to maintain or fund the advances evidenced by the Revolving Note, then, upon notice to the Borrower by the Bank, the outstanding principal amount, together with accrued interest and any other amounts payable to the Bank under the Revolving Note or the Related Documents shall be repaid (a) immediately upon the Bank’s demand if such change or compliance with such requests, in the Bank’s judgment, requires immediate repayment, or (b) at the expiration of the last Interest Period to expire before the effective date of any such change or request.

If the Bank determines that quotations of interest rates for the relevant deposits referred to in the definition of LIBOR Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining the interest rate as provided in the Revolving Note, then the Bank shall forthwith give notice of such circumstances to the Borrower, and Bank is hereby authorized to substitute a comparable interest rate whereupon such substituted rate shall then apply to advances under the Revolving Note.

In no event shall the interest rate exceed the maximum rate allowed by law. Any interest payment that would for any reason be unlawful under applicable law shall be applied to principal.

2.2

Interpretations. Whenever possible, each provision of the Related Documents shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements. If any provision of this agreement cannot be enforced, the remaining portions of this agreement shall continue in effect. In the event of any conflict or inconsistency between this agreement and the provisions of any other Related Documents, the provisions of this agreement shall control. Use of the term “including” does not imply any limitation on (but may expand) the antecedent reference. Any reference to a particular document includes all modifications, supplements, replacements, renewals or extensions of that document, but this rule of construction does not authorize amendment of any document without the Bank’s consent. Section headings are for convenience of reference only and do not affect the interpretation of this agreement. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. Whenever the Bank’s determination, consent, approval or satisfaction is required under this agreement or the other Related Documents or whenever the Bank may at its option take or refrain from taking any action under this agreement or the other Related Documents, the decision as to whether or not the Bank makes the determination, consents, approves, is satisfied or takes or refrains from taking any action, shall be in the sole and exclusive discretion of the Bank, and the Bank’s decision shall be final and conclusive.

3.	Conditions Precedent to Extensions of Credit.

3.1	Conditions Precedent to Initial Extension of Credit. Prior to making the initial advance hereunder, the Borrower shall deliver to the Bank, in form and substance satisfactory to the Bank:

A. Loan Documents. The Revolving Note (duly authorized and executed), the Intercreditor Agreement, and the Security Agreement, financing statements, the Guarantee, and any other documents which the Bank may reasonably require to give effect to the transactions described in this agreement or the other Related Documents;

B. Organizational and Authorizing Documents. The Organizational Documents and Authorizing Documents of the Borrower and any other Persons (other than the Bank) executing the Related Documents in form and substance satisfactory to the Bank that at a minimum: (i) document the due organization, valid existence and good standing of the Borrower and every other Person (other than the Bank) that is a party to this agreement or any other Related Document; (ii) evidence that each Person (other than the Bank) which is a party to this agreement or any other Related Document has the power and authority to enter into the transactions described therein; and (iii) evidence that the Person signing on behalf of each Person that is a party to the Related Documents (other than the Bank) is duly authorized to do so;

C. Liens. The termination, assignment or subordination, as determined by the Bank, of all Liens on the Collateral in favor of any secured party (other than the Bank and as contemplated by the Intercreditor Agreement);

D. Borrowing Base. The Bank’s receipt of a current borrowing base certificate (on the form attached hereto as Exhibit A); and

E. Operations. The Bank has determined that Borrower has commenced operations satisfactory to Bank.

3.2	Conditions Precedent to Each Extension of Credit. Before any extension of credit governed by this agreement, whether by disbursement of a loan, issuance of a letter of credit or otherwise, the following conditions must be satisfied:

A. Representations. The representations of the Borrower and any other parties, other than the Bank, in the Related Documents are true on and as of the date of the request for and funding of the extension of credit;

B. No Event of Default. No default, event of default or event that would constitute a default or event of default but for the giving of notice, the lapse of time or both, has occurred in any provision of this agreement, the Notes or any other Related Documents and is continuing or would result from the extension of credit;

C. Additional Approvals, Opinions, and Documents. The Bank has received any other approvals, opinions and documents as it may reasonably request; and

D. No Prohibition or Onerous Conditions. The making of the extension of credit is not prohibited by and does not subject the Bank, any Obligor, or any Subsidiary of the Borrower to any penalty or onerous condition under, any Legal Requirement.

3.3	Revolving Line.

A. The Revolving Line to Borrower shall terminate on the Termination Date, and no further advances will be made by Bank to Borrower after the Termination Date. Proceeds from Advances shall be used by Borrower for short term working capital and general working capital purposes. Each Advance under the Revolving Line (and the commitment of Bank thereunder) are subject to the Borrowing Base Amount then in effect.

B. All Advances under the Revolving Line shall be evidenced by and payable in accordance with the Revolving Note. The commitment fee for the Revolving Line is 0.50% of $15,000,000.00, payable by Borrower to Bank upon execution of this agreement. In addition, the Revolving Line is subject to a non-use fee in the amount equal to 0.25% of the daily average unused portion of the Revolving Line, payable by Borrower to Bank quarterly in arrears, commencing March 31, 2012.

C. Advances under the Revolving Line shall bear interest at Borrower’s option at the variable rate equal to (i) LIBOR Rate plus the Applicable Margin or (ii) CBFR plus the Applicable Margin. Initially and until the December 31, 2011 financial reports are delivered to Bank, the Applicable Margin shall be the “Level II” Applicable Margin. The Revolving Note shall be payable on the Termination Date. In addition, monthly payments of accrued interest shall be payable as set forth in the Revolving Note. Further, the Revolving Note shall also contain a “clean-up” requirement pursuant to which the outstanding amount due thereunder shall be paid down and reduced to $0.00 for thirty (30) consecutive days during each 12-month period.

D. The Bank also agrees to issue, upon Borrower’s request, letters of credit for the account of Borrower up to a total aggregate amount of $2,500,000.00. The issuance of a letter of credit by Bank shall reduce on a dollar for dollar basis availability for Advances under the Revolving Line. Each such letter of credit shall have an expiry date that is on or prior to the Termination Date. In the event a letter of credit issued by Bank hereunder is funded by Bank, Borrower shall reimburse Bank the amount funded upon demand of Bank. The fee applicable to letters of credit issued by Bank as follows: 2.0% of the face amount of each standby letter of credit plus $700.00 standard administrative fee; and 1.0% of the face amount of each documentary letter of credit plus $500.00 standard administrative fee, which fees are to be paid to Bank prior to Bank’s issuance of the requested letter of credit.

E. Intentionally deleted.

F. Subject to the Intercreditor Agreement, any proceeds of Collateral received by the Lender (i) not constituting either (A) a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Borrower), or (B) a mandatory prepayment if the outstanding amount under the Revolving Line exceeds the Borrowing Base Amount then in effect (which mandatory prepayment shall be applied to reduce the outstanding amount due under the Revolving Line to the Borrowing Base Amount then in effect), or (ii) after an Event of Default has occurred and is continuing and the Lender so elects such funds shall be applied, subject to the Intercreditor Agreement, ratably first, to pay any fees, indemnities, or expense reimbursements including amounts then due to the Lender from the Borrower, second, to pay interest due in respect of any overadvances, third, to pay the principal of the overadvances, fourth, to pay interest then due and payable on the Revolving Line (other than the overadvances), fifth, to prepay principal on the Revolving Line (other than the overadvances and unreimbursed letter of credit disbursements), sixth, to pay an amount to the Lender equal to one hundred five percent (105%) of the aggregate undrawn face amount of all outstanding letters of credit and the aggregate amount of any unpaid letter of credit disbursements, to be held as cash collateral for such obligations, seventh, to payment of any amounts owing with respect to Banking Services and Bank Product Obligations, and eighth, to the payment of any other secured obligations due to the Lender by the Borrower. Notwithstanding anything to the contrary contained in this Agreement, unless so directed by the Borrower, or unless a Default is in existence, the Lender shall not apply any payment which it receives to any Revolving Loan that bears interest at the LIBOR Rate, except (a) on the expiration date of the Interest Period applicable thereto or (b) in the event, and only to the extent, that there are no outstanding Revolving Loans that bear interest at CBFR and, in any such event, the Borrower shall pay the break funding payment required as set forth in the Notes. The Lender shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the secured obligations.

At the election of the Lender, all payments of principal, interest, letter of credit disbursements, fees, premiums, reimbursable expenses (including, without limitation, all reimbursement for fees and expenses, and other sums payable under the Loan Documents), may be paid from the proceeds of Advances made hereunder whether made following a request by the Borrower or a deemed request or may be deducted from any deposit account of the

Borrower maintained with the Lender. The Borrower hereby irrevocably authorizes (i) the Lender to make an Advance for the purpose of paying each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents and agrees that all such amounts charged shall constitute Revolving Loan and that all such Advances shall be deemed to have been requested by Borrower and (ii) the Lender to charge any deposit account of the Borrower maintained with the Lender for each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents.

3.5	Collateral and Guarantees.

A.	Guarantees. All Advances under the Revolving Line shall be guaranteed (unlimited and joint and several) by each direct or indirect domestic Subsidiary of the Borrower, including future direct or indirect domestic Subsidiaries. As of the date of this Agreement, the Borrower has one such Subsidiary.

B.	Collateral. The Revolving Loans and Credit Facility will be secured by a first priority security interest in substantially all assets of the Borrower and its direct or indirect domestic Subsidiaries.

4.	Affirmative Covenants. The Borrower agrees to do, and cause each of its Subsidiaries to do, each of the following:

4.1	Insurance. Maintain insurance with financially sound and reputable insurers, with such insurance and insurers to be satisfactory to the Bank, covering its Property and business against those casualties and contingencies and in the types and amounts as are in accordance with sound business and industry practices, and furnish to the Bank, upon request of the Bank, reports on each existing insurance policy showing such information as the Bank may reasonably request.

4.2	Existence. Maintain its existence and business operations as presently in effect in accordance with all applicable Legal Requirements in all material respects, pay its debts and obligations when due under normal terms, and pay on or before their due date, all taxes, assessments, fees and other governmental monetary obligations, except as such debts, taxes or other obligations may be contested in good faith if they have been properly reflected on its books and, at the Bank’s request, adequate funds or security has been pledged or reserved to insure payment.

4.3	Financial Records. Maintain proper books and records of account, in accordance with GAAP, and consistent with financial statements previously submitted to the Bank.

4.4	Inspection. Permit the Bank, its agents and designees to: (a) upon notice and during normal business hours, inspect and photograph its Property, to examine and copy files, books and records, and to discuss its business, operations, prospects, assets, affairs and financial condition with the Borrower’s or its Subsidiaries’ officers and accountants, on an annual basis as of June 30 of each year; (b) perform audits or other inspections of the Collateral, including the records and documents related to the Collateral; and (c) confirm with any Person any obligations and liabilities of the Person to the Borrower or its Subsidiaries. The initial annual audit shall be for the period ending June 30, 2011. The Borrower will, and will cause its Subsidiaries to cooperate with any inspection or audit. The Borrower will pay the Bank the reasonable costs and expenses of any audit or inspection of the Collateral (including fees and expenses charged internally by the Bank for asset reviews) promptly after receiving the invoice.

4.5	Financial Reports. Furnish to the Bank whatever information, statements, books and records the Bank may from time to time reasonably request, including at a minimum:

A. Within thirty (30) days after each month, the internally prepared financial statements of Borrower, prepared and presented in accordance with GAAP, including a balance sheet as of the end of that period, and income statement for that period, and, if requested at any time by the Bank, a statement of retained earnings for that period, all certified as correct by Borrower’s duly authorized representative.

B. Within one hundred twenty (120) days after and as of the end of each of its fiscal years (beginning December 31, 2011), the audited and unqualified financial statements of Borrower prepared and presented in accordance with GAAP, including a balance sheet and statements of income, cash flow and retained earnings, such financial statements to be reviewed by an independent certified public accountant of recognized standing satisfactory to the Bank.

C. Within thirty (30) days after the end of each month, Borrower shall deliver to Bank an aging of accounts receivable, together with a borrowing base certificate in the form attached hereto as Exhibit A.

4.6	Notices of Claims, Litigation, Defaults, etc. Promptly inform the Bank in writing within ten (10) days of the happening or occurrence of any of the following: (1) all existing and all threatened (in writing) litigation, investigations, administrative proceedings and similar government actions or changes in Legal Requirements affecting it which could materially and adversely affect its business, assets, affairs, prospects or financial condition; (2) the occurrence of any event which gives rise to the Bank’s option to terminate the Credit Facility; (3) the institution of steps by it to withdraw from, or the institution of any steps to terminate, any employee benefit plan as to which it may have material liability; (4) any reportable event or any prohibited transaction in connection with any employee benefit plan; (5) any additions to or changes in the locations of its businesses; (6) any alleged breach by the Bank of any provision of this agreement or of any other Related Document; (7) the Borrower or Guarantor apply for bankruptcy or similar proceedings; (8) the Bank’s lien on the Collateral ceases to be a valid, enforceable, and perfected first priority security interest; (9) the issuance of any levy, attachment, assessment, seizure or lien against any of the Collateral which is not stayed or lifted within 30 calendar days of filing; (10) any proceeding is commenced by or against such Borrower or Guarantor for the liquidation of its assets or dissolution; (11) any litigation is filed against Borrower or Guarantor which has had or could reasonably cause a Material Adverse Effect and such litigation is not withdrawn or dismissed within 90 calendar days of the filing; (12) any default or event of default under the Loan Documents; (13) any event which has had or could reasonably be expected to have a Material Adverse Effect; and (14) any material provision of the Loan Documents ceases to be valid, binding and enforceable.

4.7	Intentionally Deleted.

4.8	Title to Assets and Property. Maintain good and marketable title to all of its Properties to the extent necessary to its business, and defend them against all claims and demands of all Persons at any time claiming any interest in them.

4.9	Additional Assurances. Promptly make, execute and deliver any and all agreements, documents, instruments and other records that the Bank may reasonably request to evidence any of the Credit Facility, cure any defect in the execution and delivery of any of the Related Documents, perfect any Lien, comply with any Legal Requirement applicable to the Bank or the Credit Facility or describe more fully particular aspects of the agreements set forth or intended to be set forth in any of the Related Documents.

4.10	Employee Benefit Plans. Maintain each employee benefit plan as to which it may have any material liability, in compliance with all Legal Requirements.

4.11	Banking Relationship. Establish and maintain its primary banking depository and disbursement relationship with the Bank.

4.12	Compliance Certificates. Within thirty (30) days after the end of each quarter (commencing the quarter ended March 31, 2012), the Borrower shall provide to Bank a compliance certificate signed by the chief financial officer of Borrower, certifying that he has reviewed this agreement and to the best of his knowledge no Event of Default or Default has occurred, or if such a Default has occurred, specifying the nature and extent thereof, and that all financial covenants in this agreement have been met, and providing a computation of all financial covenants contained herein, and details of any waivers, amendments, or modifications of any covenant contained in this agreement. A form of compliance certificate is attached to this agreement as Exhibit B.

4.13	Financial Covenants. The Borrower agrees to comply with the following:

A. Leverage Ratio. The Borrower shall maintain at all times a Leverage Ratio of not more than 3.00 to 1.0. The Bank will measure this covenant on a quarterly basis beginning June 30, 2012.

B. Minimum Fixed Charge. The Borrower shall maintain at all times a Fixed Charge Coverage Ratio of not less than 1.25 to 1.0. This covenant will be measured quarterly by Bank beginning June 30, 2012.

C. Minimum Tangible Net Worth. The Borrower shall maintain at all times a minimum tangible net worth of not less than $20,000,000.00 until such time as Borrower completes its contemplated initial public offering, at which time and thereafter the minimum tangible net worth of Borrower shall be 90% of Borrower’s actual tangible net worth as reported for the first quarter ending after such initial public offering. The term “tangible net worth” shall mean the Borrower’s total assets excluding intangible assets (i.e., patents, copyrights, trademarks, trade names, franchises, goodwill, organizational expenses), less the total debt of the Borrower, all as determined in accordance with GAAP. The amounts due from Borrower’s Affiliates and members shall be a reduction to tangible net worth. This covenant will be measured quarterly by the Bank, commencing June 30, 2012.

D. Minimum EBITDA. The Borrower shall maintain at all times a minimum EBITDA of not less than $12,000,000.00. This covenant will be measured by Bank on March 31, 2012 and June 30, 2012. After June 30, 2012, this minimum EBITDA covenant shall no longer apply to Borrower.

If the Borrower fails to comply with any covenant contained in Section 4.13 (the “Financial Covenants”), then the Borrower shall have the right, until the expiration of the tenth day subsequent to the date on which the Compliance Certificate in respect of the applicable fiscal quarter in which such failure occurred is required to be delivered pursuant to Section 4.5, to issue Equity Interests for cash or otherwise receive cash contributions from existing shareholders in an aggregate amount not to exceed $5,000,000 and, in each such case, to contribute any such cash to the capital of the Borrower (collectively, the “Cure Right”, and such cash amount received by the Borrower, the “Cure Amount”). Upon the receipt by the Borrower of the Cure Amount, EBITDA shall be recalculated to add the Cure Amount, effective as of the first day of the 12-month period (or lesser period to the extent that the Financial Covenant is calculated based on a period that is less than 12 months) that ended on the last day of the applicable fiscal quarter in which such failure occurred.

If, after making such recalculations, the Borrower would have been in compliance with the Financial Covenants, then the Financial Covenants shall be deemed to have been complied with as of the end of the applicable fiscal quarter and there shall be deemed to have been no Default or other breach of this Agreement or any Related Document as a result of the initial failure to comply with the Financial Covenants. Notwithstanding anything herein to the contrary, from the date of receipt of notice of the Borrower’s intent to exercise the Cure Right until the tenth day subsequent to the date the Compliance Certificate for such test period is required to be delivered pursuant to Section 4.5, Bank shall not exercise any right or remedy hereunder or under any Related Document solely on the basis of a Default or Event of Default having occurred and continuing under Section 4.13(A) or (B).

4.14	Lockbox/Collection Account.

(a) On or before the date of this Agreement, the Borrower shall (a) execute and deliver to the Bank Deposit Account Control Agreements for each Deposit Account maintained by the Borrower (each a “Collateral Deposit Account”), which Collateral Deposit Accounts are identified as such on Schedule 6(k) to the Security Agreement, and (b) establish lock box service (the “Lock Boxes”) with the bank(s) set forth in Schedule 6(k), which Lock Boxes shall be subject to irrevocable lockbox agreements in the form provided by or otherwise acceptable to the Bank and shall be accompanied by an acknowledgment by the bank where the Lock Box is located of the Lien of the Bank granted hereunder and of irrevocable instructions to wire all amounts collected therein to the Collection Account (each, a “Lock Box Agreement”). After the date of this Agreement, the Borrower will comply with the terms of Section 4.14(c) below.

(b) Borrower shall direct all of its Account Debtors to forward payments directly to Lock Boxes subject to Lock Box Agreements. The Bank shall have sole access to the Lock Boxes at all times and the Borrower shall take all actions necessary to grant the Bank; such sole access. At no time shall the Borrower remove any item from a Lock Box without the Bank’s prior written consent. If the Borrower should refuse or neglect to notify any Account Debtor to forward payments directly to a Lock Box subject to a Lock Box Agreement after notice from the Bank, the Bank shall, notwithstanding language herein or in the Credit Agreement to the contrary, be entitled to make such notification directly to such Account Debtor. If notwithstanding the foregoing instructions, the Bank receives any proceeds of any Accounts, the Bank shall receive such payments as the Bank’s trustee, and shall immediately deposit all cash, checks or other similar payments related to or constituting payments made in respect of Accounts, received by it to the Collection Account. All funds deposited into any Lock Box subject to a Lock Box Agreement will be swept on a daily basis into a collection account in Bank’s name maintained by the Borrower with the Bank (the “Collection Account”). Until the occurrence of an Event of Default, the Borrower shall be an authorized signor on the Collection Account with full access to such funds. Such access and authority to the Collection Account shall be automatically terminated upon the occurrence of an Event of Default.

(c) Covenant Regarding New Deposit Accounts; Lock Boxes. Before opening or replacing any Collateral Deposit Account or other Deposit Account, or establishing a new Lock Box, the Borrower shall (a) obtain the Bank’s consent in writing to the opening of such Collateral Deposit Account or other Deposit Account or establishing of such Lock Box, and (b) cause each bank or financial institution in which it seeks to open (i) a Collateral Deposit Account or other Deposit Account, to enter into a Deposit Account Control Agreement with the Bank in order to give the Bank Control of such Collateral Deposit Account or other Deposit Account, or (ii) a Lock Box, to enter into a Lock Box Agreement with the Bank in order to give the Bank Control of the Lock Box.

(d) Application of Proceeds; Deficiency. Upon the occurrence of an Event of Default, all amounts deposited and to be deposited in the Collection Account shall be under the exclusive control and dominion of Bank and shall be applied (and allocated) by Bank in accordance with Section 3.3(F) of this Agreement unless a court of competent jurisdiction shall otherwise direct. The balance, if any, after all of the Liabilities have been satisfied, shall be deposited by the Bank into the Borrower’s general operating account with the Bank. The Borrower shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all Liabilities, including any attorneys’ fees and other expenses incurred by the Bank to collect such deficiency.

4.15	Field Examinations. Upon Bank’s periodic request, the Borrower agrees to permit Bank and its representatives access to the books, records and properties of Borrower during normal business hours for the purpose of inspecting same and to ensure the adequacy of the Borrowing Base Amount.

5.	Negative Covenants.

5.1	Unless otherwise noted, the financial requirements set forth in this section will be computed in accordance with GAAP applied on a basis consistent with financial statements previously submitted by any Borrower to the Bank.

5.2	Without the written consent of the Bank, the Borrower will not and no Subsidiary of the Borrower will:

A. Distributions. Redeem, retire, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests, return any contribution to an Equity Owner or, other than stock dividends and dividends paid to the Borrower, declare or pay any Distributions; provided, however, that if there is no existing default under this agreement or any other Related Document and to do so will not cause a default under any of such agreements the Borrower may pay Distributions to its Equity Owners sufficient in amount to pay their income tax obligations attributable to the Borrower’s taxable income if any Borrower is a sub S corporation, limited liability company or partnership.

B. Intentionally Deleted.

C. Debt. Incur, contract for, assume, or permit to remain outstanding, indebtedness for borrowed money, installment obligations, or obligations under capital leases, other than (1) unsecured trade debt incurred in the ordinary course of business, (2) indebtedness owing to the Bank, (3) indebtedness reflected in its latest financial statement furnished to the Bank prior to execution of this agreement and that is not to be paid with proceeds of borrowings under the Credit Facility, (4) indebtedness outstanding as of the date hereof that has been disclosed to the Bank in writing and that is not to be paid with proceeds of borrowings under the Credit Facility, including indebtedness arising under the Senior Secured Notes and the indebtedness described on Schedule A attached hereto and made a part hereof, (5) purchase money indebtedness, (6) indebtedness created for the sole purpose of amending, modifying, extending, consolidating, rearranging, restating, renewing or replacing, in whole or in part, indebtedness referred to in the foregoing clauses (3) through (4), provided the principal amount of such indebtedness is not increased, and (7) other indebtedness in the aggregate amount of $5,000,000.00 per year, excluding insurance premium financing.

D. Guaranties. Guarantee or otherwise become or remain secondarily liable on the undertaking of a Person who is not an Affiliate for indebtedness for borrowed money.

E. Liens. Create or permit to exist any Lien on any of its Property except: (1) Lien securing the indebtedness arising under the Senior Secured Notes and other existing Liens known to and approved by the Bank, including those Liens that secure the indebtedness described on Schedule A attached hereto; (2) Liens to the Bank; (3) Liens incurred in the ordinary course of business securing current non-delinquent liabilities for taxes, worker’s compensation, unemployment insurance, social security and pension liabilities; (4) Liens of landlords, vendors, carriers, warehousemen, mechanics, laborers and materialmen arising by law in the ordinary course of business for sums either not more than ninety (90) days past due or being contested in good faith if they have been properly reflected on its books and, at the Bank’s request, adequate funds or security has been pledged or reserved to insure payment; (5) servitudes (contractual and legal), zoning restrictions, minor imperfections of title or non-monetary Liens that do not materially impair the operation of immovable property in its intended use or the title thereto and which are of a nature commonly existing with respect to properties of a similar character as the Property; (6) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; (7) pledges and deposits to secure the performance of bids, trade contracts, leases, purchase agreements, government contracts, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business (and, for the avoidance of doubt, not including promissory notes and contracts for the repayment of borrowed money); (8) Liens (including contractual security interests) in favor of a financial institution (including securities firms) encumbering deposit accounts or checks or instruments for collection, commodity accounts or securities accounts (including the right of set-off) at or held by such financial institution in the ordinary course of its commercial business and which secure only liabilities owed to such financial institution arising out of or resulting from its maintenance of such account or otherwise are within the general parameters customary in the financial industry; (9) Liens being contested in good faith in accordance with Section 4.2 of this agreement; and (10) Liens that are purchase money security interests.

F. Use of Proceeds. Use, or permit any proceeds of the Credit Facility to be used, directly or indirectly, for: (1) any personal, family or household purpose; or (2) the purpose of “purchasing or carrying any margin stock” within the meaning of Federal Reserve Board Regulation U. At the Bank’s request, it will furnish a completed Federal Reserve Board Form
U-1.

G. Continuity of Operations. (1) Engage in any business activities substantially different from those in which it is presently engaged; (2) cease operations, liquidate, merge, transfer, acquire or consolidate with any other Person other than an Affiliate, dissolve, or sell any substantial part of its material assets out of the ordinary course of business (provided, however, that nothing shall prevent the Borrower or any Subsidiary, as appropriate, from selling or otherwise transferring obsolete or surplus equipment or other obsolete or surplus assets); (3) enter into any arrangement with any Person providing for the leasing by it of Property which has been sold or transferred by it to such Person; or (4) acquire all or substantially all of the assets or stock of another Person.

H. Change of Name/Structure. Change its name or status as a corporation, principal business location, or jurisdiction of incorporation, without first providing the Bank thirty (30) days written notice of such change.

I. Conflicting Agreements. Enter into any agreement containing any provision which would be violated or breached by the performance of its obligations under this agreement or any of the other Related Documents.

J. Intentionally Deleted.

K. Government Regulation. (1) Be or become subject at any time to any Legal Requirement or list of any government agency (including, without limitation, the U.S. Office of Foreign Asset Control list) that prohibits or limits the Bank from making any advance or extension of credit to it or from otherwise conducting business with it, or (2) fail to provide documentary and other evidence of its identity as may be requested by the Bank at any time to enable the Bank to verify its identity or to comply with any applicable Legal Requirement, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

L. Subsidiaries. Acquire any Subsidiary without the prior consent of the Bank (which consent shall not be unreasonably withheld, conditioned or delayed by the Bank).

M. Intentionally Deleted.

5.3	Financial Statement Calculations. The financial covenant(s) set forth in the Section entitled “Negative Covenants” or in any subsection thereof shall, except as may be otherwise expressly provided with respect to any particular financial covenant, be calculated on the basis of the Borrower’s financial statements prepared on a consolidated basis with its Subsidiaries in accordance with GAAP. Except as may be otherwise expressly provided with respect to any particular financial covenant, if any financial covenant states that it is to be tested with respect to any particular period of time (which may be referred to therein as a “Test Period”) ending on any test date (e.g., a fiscal month end, fiscal quarter end, or fiscal year end), then compliance with that covenant shall be required commencing with the period of time ending on the first test date that occurs after the date of this agreement (or, if applicable, of the amendment to this agreement which added or amended such financial covenant).

6.	Representations.

6.1	Representations and Warranties by the Borrower. To induce the Bank to enter into this agreement and to extend credit or other financial accommodations under the Credit Facility, the Borrower represents and warrants as of the date of this agreement and as of the date of each request for credit under the Credit Facility that each of the following statements is and shall remain true and correct throughout the term of this agreement and until all Credit Facility and all Liabilities under the Notes and other Related Documents are paid in full: (a) its principal residence or chief executive office is at the address shown above, (b) its name as it appears in this agreement is its exact name as it appears in its Organizational Documents, (c) the execution and delivery of this agreement and the other Related Documents to which it is a party, and the performance of the obligations they impose, do not violate any Legal Requirement, conflict with any agreement by which it is bound, or require the consent or approval of any other Person, (d) this agreement and the other Related Documents have been duly authorized, executed and delivered by all parties thereto (other than the Bank) and are valid and binding agreements of those Persons, enforceable according to their terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, (e) all balance sheets, profit and loss statements, and other financial statements and other information furnished to the Bank in connection with the Liabilities are accurate and fairly reflect the financial condition of the Persons to which they apply on their effective dates, including contingent liabilities of every type, which financial condition has not changed materially and adversely since those dates, (f) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) is pending or threatened (in writing) against it, and no other event has occurred which may in any one case or in the aggregate materially adversely affect it or any of its Subsidiaries’ financial condition, properties, business, affairs or operations, other than litigation, claims, or other events, if any, that have been disclosed to and acknowledged by the Bank in writing, (g) all of its tax returns and reports that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those presently being contested by it in good faith and for which adequate reserves have been provided, (h) it is not an “investment company” or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended, (i) there are no defenses or counterclaims, offsets or adverse claims, demands or actions of any kind, personal or otherwise, that it could assert with respect to this agreement or the Credit Facility, (j) it owns, or is licensed to use, all trademarks, trade names, copyrights, technology, know-how and processes necessary for the conduct of its business as currently conducted, and (k) the execution and delivery of this agreement and the other Related Documents to which it is a party and the performance of the obligations they impose, if the Borrower is other than a natural Person (i) are within its powers, (ii) have been duly authorized by all necessary action of its governing body, and (iii) do not contravene the terms of its Organizational Documents or other agreement or document governing its affairs.

7.	Default/Remedies.

7.1	Events of Default/Acceleration. Subject to Section 7.2, if any of the following events occurs (individually an “Event of Default” and collectively, “Events of Default”), the Notes shall become due immediately, by written notice to the Borrower, at the Bank’s option:

A. Any Obligor fails to pay when due any principal payable with respect to any of the Liabilities, or any interest or other amount payable with respect to any of the Liabilities or under any Note or any other Related Document, which failure to pay interest or such other amount (other than principal) continues unremedied for a period of three (3) Business Days.

B. Any Obligor or any Pledgor: (i) fails to observe or perform or otherwise violates any other material term, covenant, condition or agreement of any of the Related Documents; (ii) makes any materially incorrect or misleading representation, warranty, or certificate to the Bank; (iii) makes any materially incorrect or misleading representation in any financial statement or other information delivered to the Bank; or (iv) defaults under the terms of any agreement or instrument relating to any debt for borrowed money in excess of $1,000,000.00 (other than the debt evidenced by the Related Documents) and the effect of such default allows the creditor to declare the debt due before its stated maturity.

C. In the event (i) there is a default under the terms of any Related Document, (ii) any Obligor terminates or revokes or purports to terminate or revoke its guaranty or any Obligor’s guaranty becomes unenforceable in whole or in part, (iii) any Obligor fails to perform promptly under its guaranty, or (iv) any Obligor fails to comply with, or perform in any material respect under any agreement, now or hereafter in effect, between the Obligor and the Bank, or any Affiliate of the Bank or their respective successors and assigns.

D. There is any material loss, theft, damage, or destruction of any Collateral not covered by insurance.

E. Any event occurs that would permit the Pension Benefit Guaranty Corporation to terminate any employee benefit plan of any Obligor or any Subsidiary of any Obligor.

F. Any Obligor or any of its Subsidiaries or any Pledgor: (i) becomes insolvent or unable to pay its debts as they become due; (ii) makes an assignment for the benefit of creditors; (iii) consents to the appointment of a custodian, receiver, or trustee for itself or for a substantial part of its Property; (iv) commences any proceeding under any bankruptcy, reorganization, liquidation, insolvency or similar laws; (v) conceals or removes any of its Property, with intent to hinder, delay or defraud any of its creditors; (vi) makes or permits a transfer of any of its Property, which may be fraudulent under any bankruptcy, fraudulent conveyance or similar law; or (vii) makes a transfer of any of its Property to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid.

G. A custodian, receiver, or trustee is appointed for any Obligor or any of its Subsidiaries or any Pledgor or for a substantial part of their respective Property.

H. Any Obligor or any of its Subsidiaries, without the Bank’s written consent: (i) liquidates or is dissolved; (ii) merges or consolidates with any other Person; (iii) leases, sells or otherwise conveys a material part of its assets or business outside the ordinary course of its business; (iv) leases, purchases, or otherwise acquires a material part of the assets of any other Person, except in the ordinary course of its business; or (v) agrees to do any of the foregoing; provided, however, that any Subsidiary of an Obligor may merge or consolidate with any other Subsidiary of that Obligor, or with the Obligor, so long as the Obligor is the survivor.

I. Proceedings are commenced under any bankruptcy, reorganization, liquidation, or similar laws against any Obligor or any of its Subsidiaries or any Pledgor and remain undismissed for thirty (30) days after commencement; or any Obligor or any of its Subsidiaries or any Pledgor consents to the commencement of those proceedings.

J. Any judgment in excess of $1,000,000.00 is entered against any Obligor or any of its Subsidiaries, which judgment is not fully covered by insurance after taking into account any applicable deductibles, or any attachment, seizure, sequestration, levy, or garnishment is issued against any Property of any Obligor or any of its Subsidiaries or of any Pledgor or any Collateral, and which judgment, attachment, seizure, sequestration, levy or garnishment remains unpaid, unstayed on appeal, undischarged, unbonded or undismissed for a period of at least (30) calendar days.

K. Any material adverse change occurs in: (i) the reputation, Property, financial condition, business, assets, affairs, prospects, liabilities, or operations of the Borrower or any of its Subsidiaries; (ii) any Obligor’s or Pledgor’s ability to perform its obligations under the Related Documents; or (iii) the Collateral.

L. A Change of Control occurs.

M. The occurrence of a default or event of default under the Indenture executed by Borrower in connection with the Senior Secured Notes.

7.2	Notice and Cure Right; Remedies. If the default is a non-monetary default that can be cured, the Bank agrees to provide written notice of such default to the Borrower, and the Borrower will have thirty (30) days (from its receipt of the default notice) to cure such default before such default becomes an Event of Default. At any time after the expiration of such cure period for such non-monetary defaults and for all other Events of Defaults, the Bank may do one or more of the following: (a) cease permitting the Borrower to incur any Liabilities; (b) terminate any commitment of the Bank evidenced by any of the Notes; (c) declare any of the Notes to be immediately due and payable upon notice to the Borrower of acceleration, but without presentment and demand or protest, which are hereby expressly waived; (d) exercise all rights of setoff that the Bank may have contractually, by law, in equity or otherwise; and (e) exercise any and all other rights pursuant to any of the Related Documents, at law, in equity or otherwise.

A. Generally. The rights of the Bank under this agreement and the other Related Documents are in addition to other rights (including without limitation, other rights of setoff) the Bank may have contractually, by law, in equity or otherwise, all of which are cumulative and hereby retained by the Bank. Each Obligor agrees to stand still with regard to the Bank’s enforcement of its rights, including taking no action to delay, impede or otherwise interfere with the Bank’s rights to realize on any Collateral.

B. Expenses. To the extent not prohibited by applicable Legal Requirements and whether or not the transactions contemplated by this agreement are consummated, the Borrower is liable to the Bank and agrees to pay on demand all reasonable costs and expenses of every kind incurred (or charged by internal allocation) in connection with the negotiation, preparation, execution, filing, recording, modification, supplementing and waiver of the Related Documents, the making, servicing and collection of the Credit Facility and the realization on any Collateral and any other amounts owed under the Related Documents, including without limitation reasonable attorneys’ fees (including counsel for the Bank that are employees of the Bank or its Affiliates) and court costs. These costs and expenses include without limitation any costs or expenses incurred by the Bank in any bankruptcy, reorganization, insolvency or other similar proceeding involving any Obligor, Pledgor, or Property of any Obligor, Pledgor, or Collateral. The obligations of the Borrower under this section shall survive the termination of this agreement.

C. Bank’s Right of Setoff. The Borrower grants to the Bank a security interest in the Deposits, and the Bank is authorized to setoff and apply, all Deposits, Securities and Other Property, and Bank Debt against any and all Liabilities. Subject to the Intercreditor Agreement, this right of setoff may be exercised at any time from time to time after the occurrence of any default, without prior notice to or demand on the Borrower and regardless of whether any Liabilities are contingent, unmatured or unliquidated. In this paragraph: (a) the term “Deposits” means any and all accounts and deposits of the Borrower (whether general, special, time, demand, provisional or final) at any time held by the Bank (including all Deposits held jointly with another, but excluding any IRA or Keogh Deposits, or any trust Deposits in which a security interest would be prohibited by any Legal Requirement or payroll accounts); (b) the term “Securities and Other Property” means any and all securities and other personal Property of the Borrower in the custody, possession or control of the Bank, JPMorgan Chase & Co. or their respective Subsidiaries and Affiliates (other than Property held by the Bank in a fiduciary capacity); and (c) the term “Bank Debt” means all indebtedness at any time owing by the Bank, to or for the credit or account of the Borrower and any claim of the Borrower (whether individual, joint and several (solidary) or otherwise) against the Bank now or hereafter existing.

8.	Miscellaneous.

8.1	Notice. Any notices and demands under or related to this agreement shall be in writing and delivered to the intended party at its address stated in this agreement, and if to the Bank, at its main office if no other address of the Bank is specified in this agreement, by one of the following means: (a) by hand; (b) by a nationally recognized overnight courier service; or (c) by certified mail, postage prepaid, with return receipt requested. Notice shall be deemed given: (a) upon receipt if delivered by hand; (b) on the Delivery Day after the day of deposit with a nationally recognized courier service; or (c) on the third Delivery Day after the notice is deposited in the mail. “Delivery Day” means a day other than a Saturday, a Sunday or any other day on which national banking associations are authorized to be closed. Any party may change its address for purposes of the receipt of notices and demands by giving notice of the change in the manner provided in this provision.

8.2	No Waiver. No delay on the part of the Bank in the exercise of any right or remedy waives that right or remedy. No single or partial exercise by the Bank of any right or remedy precludes any other future exercise of it or the exercise of any other right or remedy. The making of an advance during the existence of any default or subsequent to the occurrence of a default or when all conditions precedent have not been met shall not constitute a waiver of the default or condition precedent. No waiver or indulgence by the Bank of any default is effective unless it is in writing and signed by the Bank, nor shall a waiver on one occasion bar or waive that right on any future occasion.

8.3	Integration. This agreement, the Notes, and the other Related Documents embody the entire agreement and understanding between the Borrower and the Bank and supersede all prior agreements and understandings relating to their subject matter. If any one or more of the obligations of the Borrower under this agreement or the Notes is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining obligations of the Borrower shall not in any way be affected or impaired, and the invalidity, illegality or unenforceability in one jurisdiction shall not affect the validity, legality or enforceability of the obligations of the Borrower under this agreement, the Notes and the other Related Documents in any other jurisdiction.

8.4	Joint and Several Liability. Each party executing this agreement as the Borrower is individually, jointly and severally (solidarily) liable under this agreement.

8.5	Governing Law and Venue. This agreement shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to its laws of conflicts). The Borrower agrees that any legal action or proceeding with respect to any of its obligations under this agreement may be brought by the Bank in any state or federal court located in New York County, New York, as the Bank in its sole discretion may elect. By the execution and delivery of this agreement, the Borrower submits to and accepts, for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of those courts. The Borrower waives any claim that the State of Louisiana is not a convenient forum or the proper venue for any such suit, action or proceeding.

8.6	Survival of Representations and Warranties. The Borrower understands and agrees that in extending the Credit Facility, the Bank is relying on all representations, warranties, and covenants made by the Borrower in this agreement or in any certificate or other instrument delivered by the Borrower to the Bank under this agreement or in any of the other Related Documents. The Borrower further agrees that regardless of any investigation made by the Bank, all such representations, warranties and covenants will survive the making of the Credit Facility and delivery to the Bank of this agreement, shall be continuing in nature, and shall remain in full force and effect until such time as the Liabilities shall be paid in full.

8.7	Non-Liability of the Bank. The relationship between the Borrower on one hand and the Bank on the other hand shall be solely that of borrower and lender. The Bank shall have no fiduciary responsibilities to the Borrower. The Bank undertakes no responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower’s business or operations.

8.8	Indemnification of the Bank. The Borrower agrees to indemnify, defend and hold the Bank, its parent companies, Subsidiaries, Affiliates, their respective successors and assigns and each of their respective shareholders, directors, officers, employees and agents (collectively, the “Indemnified Persons”) harmless from any and against any and all loss, liability, obligation, damage, penalty, judgment, claim, deficiency, expense, interest, penalties, attorneys’ fees (including the fees and expenses of any attorneys engaged by the Indemnified Person) and amounts paid in settlement (“Claims”) to which any Indemnified Person may become subject arising out of or relating to the Credit Facility, the Liabilities under this agreement or any other Related Documents or the Collateral, except to the limited extent that the Claims are proximately caused by the Indemnified Person’s gross negligence or willful misconduct. The indemnification provided for in this paragraph shall survive the termination of this agreement and shall not be affected by the presence, absence or amount of or the payment or nonpayment of any claim under, any insurance.

8.9	Counterparts. This agreement may be executed in multiple counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts, taken together, shall constitute one and the same agreement.

8.10	Advice of Counsel. The Borrower acknowledges that it has been advised by counsel, or had the opportunity to be advised by counsel, in the negotiation, execution and delivery of this agreement and any other Related Documents.

8.11	Recovery of Additional Costs. If the imposition of or any change in any Legal Requirement, or the interpretation or application of any thereof by any court or administrative or governmental authority (including any request or policy not having the force of law) shall impose, modify, or make applicable any taxes (except federal, state, or local income or franchise taxes or similar taxes imposed on the Bank), reserve requirements, capital adequacy requirements, Federal Deposit Insurance Corporation (FDIC) deposit insurance premiums or assessments, or other obligations which would (A) increase the cost to the Bank for extending, maintaining or funding the Credit Facility, (B) reduce the amounts payable to the Bank under the Credit Facility, or (C) reduce the rate of return on the Bank’s capital as a consequence of the Bank’s obligations with respect to the Credit Facility, then the Borrower agrees to pay the Bank such additional amounts as will compensate the Bank therefor, within fifteen (15) days after the Bank’s written demand for such payment. The Bank’s demand shall be accompanied by an explanation of such imposition or charge and a calculation in reasonable detail of the additional amounts payable by the Borrower, which explanation and calculations shall be conclusive in the absence of manifest error.

8.12	Expenses. The Borrower agrees to pay or reimburse the Bank for all its out-of-pocket costs and expenses and reasonable attorneys’ fees (including the fees of in-house counsel) incurred in connection with the preparation and execution of this agreement, any amendment, supplement, or modification thereto, and any other Related Documents.

8.13

Reinstatement. The Borrower agrees that to the extent any payment or transfer is received by the Bank in connection with the Liabilities, and all or any part of the payment or transfer is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid or transferred by the Bank or paid or transferred over to a trustee, receiver or any other entity, whether under any proceeding or otherwise (any of those payments or transfers is hereinafter referred to as a “Preferential Payment”), then this agreement and the Notes shall continue to be effective or shall be reinstated, as the case may be, even if all those Liabilities have been paid in full and whether or not the Bank is in possession of the Notes and whether any of the Notes has been marked, paid, released or cancelled, or returned to the Borrower and, to the extent of the payment, repayment or other transfer by the Bank, the Liabilities or part intended to be satisfied by the Preferential Payment shall be revived and continued in full force and effect as if the Preferential Payment had not been made. The obligations of the Borrower under this section shall survive the termination of this agreement.

8.14	Assignments. The Borrower agrees that the Bank may provide any information or knowledge the Bank may have about the Borrower or about any matter relating to the Notes or the other Related Documents to JPMorgan Chase & Co., or any of its Subsidiaries or Affiliates or their successors, or to any one or more purchasers or potential purchasers of the Notes or the Related Documents. The Borrower agrees that the Bank may at any time sell, assign or transfer one or more interests or participations in all or any part of its rights and obligations in the Notes to one or more purchasers whether or not related to the Bank.

8.15	Waivers. Each Obligor waives (a) any right to receive notice of the following matters before the Bank enforces any of its rights: (i) any demand, diligence, presentment, dishonor and protest, or (ii) any action that the Bank takes regarding any Person, any Collateral, or any of the Liabilities, that it might be entitled to by law or under any other agreement; (b) any right to require the Bank to proceed against the Borrower, any other Obligor or any Collateral, or pursue any remedy in the Bank’s power to pursue; (c) any defense based on any claim that any Obligor’s obligations exceed or are more burdensome than those of the Borrower; (d) the benefit of any statute of limitations affecting liability of any Obligor or the enforcement hereof; (e) any defense arising by reason of any disability or other defense of the Borrower or by reason of the cessation from any cause whatsoever (other than payment in full) of the obligation of the Borrower for the Liabilities; and (f) any defense based on or arising out of any defense that the Borrower may have to the payment or performance of the Liabilities or any portion thereof. Each Obligor consents to any extension or postponement of time of its payment without limit as to the number or period, to any substitution, exchange or release of all or any part of any Collateral, to the addition of any other party, and to the release or discharge of, or suspension of any rights and remedies against, any Obligor. The Bank may waive or delay enforcing any of its rights without losing them. Any waiver affects only the specific terms and time period stated in the waiver. No modification or waiver of any provision of the Notes is effective unless it is in writing and signed by the Person against whom it is being enforced.

9.	USA PATRIOT ACT NOTIFICATION. The following notification is provided to the Borrower pursuant to Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each Person that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for the Borrower: When the Borrower opens an account, if it is an individual the Bank will ask for its name, taxpayer identification number, residential address, date of birth, and other information that will allow the Bank to identify it, and, if it is not an individual the Bank will ask for its name, taxpayer identification number, business address, and other information that will allow the Bank to identify it. The Bank may also ask, if the Borrower is an individual, to see its driver’s license or other identifying documents, and if it is not an individual, to see its Organizational Documents or other identifying documents.

10.	WAIVER OF SPECIAL DAMAGES. THE BORROWER WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT THE UNDERSIGNED MAY HAVE TO CLAIM OR RECOVER FROM THE BANK IN ANY LEGAL ACTION OR PROCEEDING ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES.

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11.	JURY WAIVER. THE BORROWER AND THE BANK HEREBY VOLUNTARILY, KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) BETWEEN THE BORROWER AND THE BANK ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT. THIS PROVISION IS A MATERIAL INDUCEMENT TO THE BANK TO PROVIDE THE FINANCING DESCRIBED HEREIN.

Address for Notices:	Borrower:

2100 West Loop South, Suite 1601	Platinum Energy Solutions, Inc.
Houston, Texas 77027
Attn: J. Clarke Legler	By:	/s/ J. Clarke Legler
Printed Name: J. Clarke Legler
Title: CFO

	Date	Signed: December 28, 2011

Address for Notices:	Guarantor:

2100 West Loop South, Suite 1601	Platinum Pressure Pumping, Inc.
Houston, Texas 77027
Attn: J. Clarke Legler	By:	/s/ J. Clarke Legler
Printed Name: J. Clarke Legler
Title: CFO

	Date	Signed: December 28, 2011

Address for Notices:	Bank:

600 Jefferson Street, Suite 300	JPMorgan Chase Bank, N.A.
Lafayette, LA 70501
Attn: Edward Hebert
	By:	/s/ Ed Hebert
Printed Name: Ed Hebert
Title: Market Manager President

	Date	Signed: December 28, 2011

(Signature Page to Credit Agreement)

EXHIBIT A

BORROWING BASE CERTIFICATE

Date:

To:   JPMorgan Chase Bank, N.A.

Attn:

600 Jefferson Street, Suite 300

Lafayette, Louisiana 70501

Dear             :

Reference is made to that certain Credit Agreement dated as of December             , 2011 (as amended, restated, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”) by and among Platinum Energy Solutions, Inc. (the “Borrower”), Platinum Pressure Pumping, Inc. (the “Guarantor”), and JPMorgan Chase Bank, N.A. (the “Lender”).

This Borrowing Base Certificate is delivered pursuant to Section 4.5(C) of the Credit Agreement. All capitalized terms used herein and defined in the Credit Agreement shall be used herein as so defined.

The Borrower hereby represents and warrants that the following Borrowing Base Certificate is true and correct in all material respects as of                    (the “Reporting Date”). The Borrowing Base Amount is determined as follows:

1.	Eligible Accounts:

A. All accounts of Borrower on which Lender has a first priority security interest:	$

B. Less ineligible accounts:

(i) Accounts subject to any withholding, offset, counterclaim or other defense by account debtor to the extent of such withholding,offset, counterclaim or defense:	$

(ii) Accounts where Borrower is indebted to such account debtor to the extent of such indebtedness:	$

(iii) Accounts arising from a sale-or-return, consignment or other repurchase or return bases (other than customary warranties regarding the underlying goods):	$

(iv) Accounts subject to any lien other than a lien in favor of Lender:	$

(v) Accounts owing from an account debtor that is insolvent:	$

(vi)        Accounts owed by an agency, department or instrumentality of the United States or any state governmental authority in the United States (unless perfected pursuant to the Assignment of Claims Act):

$

(vii) Accounts arising for debtors outside the United States:	$

(viii) Accounts not denominated in U.S. Dollars:	$

(ix) Bonded accounts, retainage, and accounts resulting from progress billings and performance contracts:	$

(x) Pre-billed accounts:	$

(xi) Accounts owing from any person that is an affiliate of the Borrower:	$

(xii) Entire balance of any single account debtor whenever 15% or more of the total amount outstanding on all accounts owing by such account debtor is ninety (90) days or more past invoice:	$

(xiii) Other accounts deemed inappropriate by Lender in its reasonable judgment:	$

(xiv) Accounts unpaid 90 days or more after invoice date:	$

(xv) Total ineligible accounts (the sum of Lines 1(B)(i) through (xii):	$

C. Eligible Accounts Line 1(A)-1(B)(xv):	$

D. 80% of Eligible Accounts (Line 1(C) x 80%):	$

2. Eligible Equipment (until 12-31-11)

A. 15% of Borrower’s cost for equipment on which Lender has a first lien:	$

3. Eligible Inventory (commencing 1/1/12)

A. Eligible Inventory	$

B. 50% of Eligible Inventory (not to exceed 35% of total Borrowing Base Amount)	$

4. Sum of Principal Amount Outstanding under Revolving Loan and issued letters of credit:	$

5. Availability:

A. Borrowing Base Amount (1(D) + 2(A)) but not to exceed $15,000,000.00 until 12-31-11;after 12-31-11 Borrowing Base Amount is 1(D) plus 3(B) (up to 35% of total Borrowing Base Amount):	$

B. Sum of Principal Amount Outstanding under Revolving Loan and issued letters of credit: (Line 3)	$

C. Availability: (Line 5(A)-Line 5(B))	$

Sincerely, PLATINUM ENERGY SOLUTIONS, INC.

By:
Name:
Title:

EXHIBIT B

COMPLIANCE CERTIFICATE

Date

JPMorgan Chase Bank, N.A.

600 Jefferson Street, Suite 300

Lafayette, Louisiana 70501

Dear             :

This Compliance Certificate is submitted pursuant to the requirements of Section 4.12 of that certain Credit Agreement (the “Credit Agreement”) dated December     , 2011, by and among Platinum Energy Solutions, Inc. (the “Borrower”), Platinum Pressure Pumping, Inc. (the “Guarantor”), and JPMorgan Chase Bank, N.A. (the “Lender”).

Under the appropriate paragraphs of the Credit Agreement, we certify that, to the best of our knowledge and belief, no condition, event, or act which, with or without notice or lapse of time or both, would constitute an event of default under the terms of the Credit Agreement, has occurred during the 3 month period ending             (the “Reporting Period”). Also, to the best of our knowledge, the Borrower has complied with all provisions of the Credit Agreement.

Additionally, the Borrower submits the following financial information for the Reporting Period in accordance with the financial covenants and ratios contained in the Credit Agreement.

I.	MINIMUM TANGIBLE NET WORTH (TESTED QUARTERLY COMMENCING JUNE 30, 2012)

(a) Borrower’s TNW (as of )	$
(b) Minimum TNW Required		$20,000,000.00; after IPO, 90% of actual TNW as reported on the first quarter ending after IPO

II.	MINIMUM FIXED CHARGE COVERAGE RATIO (TESTED QUARTERLY COMMENCING JUNE 30, 2012)

(a) Borrower’s net income	$
(b) Borrower’s interest expense	$
(c) Borrower’s depreciation expense	$
(d) Borrower’s amortization expense	$
(e) Borrower’s rent expense	$
(f) Borrower’s dividends/distributions	$
(g) Borrower’s internally financed capex	$
(h) a+b+c+d+e-f-g	$
(i) Borrower’s current portion of long term debt and capitalized leases required to be paid in next 12 month	$
(j) Borrower’s cash interest expense	$
(k) Borrower’s rent expense for trailing 12 months then ending	$
(l) sum of i + j + k	$
(m) Existing ratio (h) ÷ (l)		to 1.00
(n) Minimum Ratio Required		1.25 to 1.00

III.	LEVERAGE RATIO (TESTED QUARTERLY COMMENCING JUNE 30, 2012)

(a) Borrower’s Funded Debt[1]	$
(b) Borrower’s EBITDA[2]	$
(c) Existing ratio (a ÷ b)		to 1.00
(d) Maximum Ratio Permitted		3.00 to 1.00

IV.	MINIMUM EBITDA (TESTED ON MARCH 30, 2012 AND JUNE 30, 2012)

(a) Borrower’s EBITDA	$
(b) Minimum EBITDA required		$12,000,000.00

Sincerely,

PLATINUM ENERGY SOLUTIONS, INC.

By:
Name:
Title:

1   Funded Debt means the outstanding sum of all of Borrower’s obligations owed under the Senior Secured Notes, the Revolving Line, and the aggregate amount of all capital leases, letters of credit and guaranties by the Borrower, without duplication, and shall exclude the sum of all trade payables and accruals incurred in the ordinary course of business, and the sum of all insurance premium financing by the Borrower.

2   EBITDA means the sum of Borrower’s earnings before interest expense, taxes, depreciation expense and amortization expense for the three (3) consecutive months then ending on financial statements beginning January 1, 2012 through March 31, 2012, on an annualized basis, (ii) thereafter, effective as of June 30, 2012, each period of six (6) consecutive months then ending, on an annualized basis, (iii) thereafter, effective as of September 30, 2012, each period of nine (9) consecutive months then ending, on an annualized basis, and (iv) then, effective as of December 31, 2012 and continuing thereafter, each period of twelve (12) consecutive months then ending, on a rolling four quarter basis.

SCHEDULE A

Sections 5.2(C) and 5.2(E) Debt and Lien Instruments

1.	Senior Secured Notes and the lien instruments securing same.

2.	Portfolio loan account facility with Morgan Stanley Bank, N.A. (fully drawn $4,000,000.00).